Stevens & Lee

Lawyers & Consultants

111 N. Sixth Street

P.O. Box 679
Reading, PA 19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2242
Email: wrk@stevenslee.com
Direct Fax: (610) 236-4176

October 11, 2018

Ada D. Sarmento

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federal Life Group, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted confidentially on September 18, 2018 CIK No. 0001743886

Dear Ms. Sarmento:

On behalf of Federal Life Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated October 2, 2018, related to the above-referenced draft Registration Statement, which was submitted confidentially on September 18, 2018 (“Draft Registration Statement No. 2”). In response to the comments in the Staff’s letter, the Company has revised Draft Registration Statement No. 2, and the Company is submitting via EDGAR the revised Registration Statement (the “Registration Statement”) together with this response letter on a nonconfidential basis. We are sending to you and Ms. Jaskol a separate package by Federal Express that includes courtesy copies of the Registration Statement and copies of the Registration Statement marked to show the changes made since the filing of Draft Registration Statement No. 2.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in the Registration Statement (the “Prospectus”).

Cover Page

1. We note your response to our prior comment 2. Because ICG is purchasing shares in the community offering, and such shares will be counted toward the offering minimum, it is unclear how these shares would be offered outside the offering in a private placement. Please confirm that ICG will be purchasing shares as part of the offering. In addition, we note that you intend for the shares issued to ICG pursuant to the exchangeable note to count toward the offering minimum. Given that these shares are issued outside of the offering, please explain how they will count toward the offering minimum.

Allentown • Bala Cynwyd • Charleston • Cleveland • Fargo • Fort Lauderdale • Harrisburg • Lancaster
New York • Philadelphia • Princeton • Reading • Rochester • Scranton • Valley Forge • Wilkes-Barre • Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2018

Response: ICG is purchasing shares in a private placement pursuant to the terms of the Standby Stock Purchase Agreement dated March 8, 2018, among the Company, Federal Life Mutual Holding Company (‘FLMHC”), Federal Life and ICG (the “Standby Stock Purchase Agreement”). This includes the shares that will be issued upon conversion of the exchangeable note on the effective date of the conversion of FLMHC from mutual to stock form. That private placement was concluded on March 8, 2018, when ICG made its commitment to purchase the shares of the Company’s common stock and to make advances to the Company under the exchangeable note. Funding of this commitment occurs concurrently with the closing of the public offering, but it is clear that ICG’s investment decision was made at the time it entered into the Standby Stock Purchase Agreement.

Compliance and Disclosure Interpretations 139.02 clearly states that an issuer can conduct concurrent private and public offerings. CDI 139.02 states “[t]he filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” The Commission’s guidance in Securities Act Release No. 8828 focuses on how the investors in the private offering are solicited. CDI 139.02 states “if the investors in the private offering become interested in the private offering through some means other than the registration statement . . .. then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the public offering.” As stated in our letter dated September 18, 2018 to the Staff, Griffin Financial Group LLC introduced ICG to the Company in 2017, and ICG and the Company commenced negotiations regarding the terms of ICG acting as a standby investor in 2017. These negotiations culminated in the execution of the Standby Stock Purchase Agreement. ICG was not provided with a copy of the draft registration statement in connection with that 2017 introduction or the subsequent negotiations.

The Registration Statement states that ICG is purchasing its shares in the community offering because the Plan of Conversion provides for a subscription offering and a community offering. Only those persons who are granted subscription rights under the Plan of Conversion can purchase shares in the subscription offering. All other shares must be sold in the community offering. The Plan of Conversion does not provide that the shares sold in the community offering must be sold in a public offering. The shares sold to ICG can be sold in a private placement, and all other shares sold in the community offering could be sold in a public offering. This would clearly be permitted under CDI 139.02 and Securities Act Release No. 8828. Alternatively, the registration statement could be revised to state that ICG is purchasing its shares in a private placement and not as part of the community offering, but that the sale of such shares to ICG in a private placement will count towards the number of shares that must be sold by the Company in order to complete the conversion from mutual to stock form.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2018

Please note that this structure is identical to the ICC Holdings, Inc. offering under its registration statement on Form S-1 (333-214081) and the offering of MEEMIC Holdings, Inc. under its registration statement on Form S-1 (333-66671). Public offerings with standby purchasers were also conducted by Trinity Capital Corporation (333-218952) and First United Corporation (333-214477) on Form S-1. In each of those transactions, the issuer entered into a standby purchase agreement with one or more investors prior to commencing the public offering to its members or shareholders.

Although the Company did not expect ICG to submit an order in the community offering with respect to the shares issued pursuant to the exchangeable note, the Company and ICG intended that such shares be treated as issued in connection with the conversion offering. On August 16, 2018, the board of directors of Federal Life Mutual Holding Company (“FLMHC”) approved an Amendment to Plan of Conversion of FLMHC. As part of that amendment, Section 9.01 of the Plan of Conversion was revised to state in part:

“The outstanding principal balance of the Exchangeable Note will be converted into shares of Common Stock at the Effective Time at a price per share equal to the Purchase Price. The shares of Common Stock issuable upon conversion of the Exchangeable Note shall be counted towards the number of shares purchased by the Standby Purchasers and included in the number of shares issuable in the Offering.”

Accordingly, for purposes of the Plan of Conversion and the stock offering contemplated by the Plan of Conversion, the shares issued to ICG pursuant to the exchangeable note are counted toward meeting the offering minimum required under the Plan of Conversion. A copy of the Amendment to Plan of Conversion approved by the FLMHC board of directors on August 16, 2018, is filed as Exhibit 2.1 to the Registration Statement.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2018

2. We note your response to our prior comment 3 and your revised disclosure on page 8 that you anticipate that ICG will own approximately 80% of your outstanding shares after completion of the offering. Please supplementally tell us whether there is an agreement, or whether the offering is structured in such a way, that ICG will own a majority of the outstanding shares. If not, please disclose a range of the possible ownership percentage for ICG following completion of the offering. Please also disclose the current amount outstanding under the exchangeable note and the number of shares that you anticipate issuing to ICG based on this amount.

Response: There is no agreement, arrangement, or understanding between the Company and ICG, and the offering is not structured in such a way, that ensures that ICG will own a majority of the outstanding shares of the Company’s common stock following completion of the offering. If the eligible members subscribe to purchase the maximum number of shares available in the offering, then no shares would be sold to ICG. Accordingly, the percentage of the outstanding shares that ICG may own following completion of the offering may range from 0% to 100%, and the Company has revised the disclosure on the cover page of the Prospectus and on pages 6 and 8 of the Prospectus to add that disclosure. Nevertheless, Griffin Financial has advised the Company that, based on past experience, there is a strong likelihood that ICG will acquire a majority of the Company’s outstanding shares and therefore it is appropriate to disclose the possible ramifications of that likelihood. The Company has also revised the disclosure on pages 8 and 87 of the Prospectus to state that as of October 1, 2018, the outstanding principal balance under the exchangeable note was $1,050,000 and that the Company anticipates issuing 105,000 shares to ICG upon conversion of the exchangeable note based on that outstanding principal amount.

3. We note your response to our prior comment 4, but we are unable to locate the amended standby stock purchase agreement. Please file this agreement with your next amendment.

Response: The amendment to the standby stock purchase agreement was inadvertently omitted from Exhibit 10.5 to Draft Registration Statement No. 2, but has been included as part of Exhibit 10.5 to the Registration Statement

Rick Factors
The standby purchaser may obtain control over us, Page 27

4. We note your response to our prior comment 10. Please revise this risk factor to include a materially complete discussion of the control position held by ICG following completion of the offering and the conversion, including the expected percentage of stock ownership, ICG’s board designees, its agreement to vote for all board designees of the company and for any proposal presented at any meeting of the company, the entitlement to preemptive rights, and the conflicts of interest between ICG and purchasers in the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2018

Response: The Company has revised the risk factor on page 27 of the Prospectus to include a materially complete discussion of the control position that ICG will hold following completion of the offering and the conversion.

Unaudited Pro Forma Financial Information, Page 36

5. Please revise your disclosure to present the pro forma balance sheet as of the end of the most recent period presented in your filing as stipulated in Rule 11-02(c)(1) of Regulation S-X.

Response: The Company has revised the pro forma balance sheet on page 36 of the Prospectus to present the pro forma balance sheet as of June 30, 2018, which is the most recent period of the Company’s financial statements included in the Registration Statement.

Management, Page 109

6. Please disclose when Mr. Popoli left Reservoir Capital Group and the period of time during which Mr. Huff was the co-CEO of Reservoir Capital Group. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on page 110 of the Prospectus to disclose that Mr. Popoli left Reservoir Capital Group in May 2018 and to disclose the period during which Mr. Huff has served as co-CEO of Reservoir Capital Group.

Notes to the Financial Statements
6. Fair Value of Financial Instruments, page F-19

7. We acknowledge your response to our prior comment 20 and the disclosure on page F-21 relating to inputs for Level 2 measurements. Please revise your disclosure to specifically state the valuation techniques used for each your Level 2 fair value measurements (e.g., states, political subdivisions, and corporate securities, residential mortgage-backed securities and commercial mortgage-backed securities) pursuant to ASC 820-10-50-2bbb.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2018

Response: The Company has revised the disclosure in Note 6 on pages F-21 and F-49 to specifically state the valuation techniques used for each of its Level 2 fair value measurements pursuant to ASC-920-10-50-2bbb.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242 or my colleague Scott H. Spencer at (717) 399-6634.

Sincerely,

STEVENS & LEE

Wesley R. Kelso

WRK:rjg

cc:	Ms. Erin Jaskol (w/enc.) Mr. William S. Austin Mr. Anders Raaum Mr. Jeffrey P. Waldron Scott H. Spencer, Esq. Peter Kern, CPA Joseph Herting, CPA